Exhibit 99.19

CONSENT OF RICHARD MILLER

To:	Galiano Gold Inc.

Re:	Galiano Gold Inc. (the "Company") Annual Report on Form 40-F Consent of Expert

This consent is provided in connection with the Company's annual report on Form 40-F for the year ended December 31, 2024 to be filed by the Company with the United States Securities and Exchange Commission (the "SEC") and any amendments thereto (the "Annual Report"). The Annual Report incorporates by reference, among other things, the Company's Annual Information Form for the year ended December 31, 2024 (the "AIF"), and the Company's Management's Discussion and Analysis for the years ended December 31, 2024 and 2023 (the "MD&A").

I hereby consent to the use of my name in connection with reference to my involvement in the preparation of the following mineral reserve estimates (the "Mineral Reserve Estimates"):

  Mineral Reserve Estimates for the Nkran, Abore, Adubiaso and Midras South deposits and stockpiles dated effective December 31, 2024 and to references to the Mineral Reserve Estimates, or portions thereof, in the Annual Report and to the inclusion and incorporation by reference of the information derived from the Mineral Reserve Estimates in the Annual Report.

Dated the 17th day of March, 2025.

Sincerely,

/s/ Richard Miller
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Richard Miller, P.Eng.